Exhibit 99.1

ANNOUNCEMENT TO THE MARKET

BANCO ITAÚ HOLDING FINANCEIRA S.A. and ITAÚSA – INVESTIMENTOS ITAÚ S.A.

BankBoston Brasil Acquisition

1.

Banco Itaú Holding Financeira S.A. (“ITAÚ”) and Itaúsa – Investimentos Itaú S.A. (“ITAÚSA”), further to the announcement made to the market on May 2, 2006 and in compliance with that established at the Extraordinary Annual General Meeting (AGE – Assembléia Geral Extraordinária) held on August 25, 2006, hereby inform that on September 1, 2006 they finalized the acquisition of BankBoston (BKB) in Brazil.

2.	The acquisition of BKB Brasil by ITAÚ took place on this date on the basis of merging BKB shares, not including however, the preemptive rights of the current shareholders.

3.

On September 1, 2006, Bank of America Corporation (BAC) became an ITAÚ shareholder and holds 5.82% of interest of the total shareholders´ capital, reflected by the issuance of 68,518,094 preferred shares. It should be noted that BAC is not entitled to increase its interest in ITAÚ in excess of 20%. The share lots to be issued are subject to sales restrictions (lock-up) for a three-year period and BAC shall not be entitled to preemptive rights (Right of First Refusal), although it will be entitled to tag along privileges in the event there is any transfer of control of ITAÚ.

4.

The operation, the largest one of this type conducted on the Brazilian financial market, involved an exchange of shares, thereby assuring ITAÚ a position of leadership among private institutions in the management of third party funds, custody and large scale corporate markets and high income individuals, as well as an important gain in scale in the large and medium scale corporate segments and the inclusion of a select credit card customer base. In the context of their new partnership, ITAÚ and BAC, one of the world´s largest financial institutions, will pursue business opportunities which may be mutually beneficial.

5.

ITAÚ shall continue, as always, to provide services to a wide range of market segments. Operations and transactions conducted with customers, creditors and suppliers will not suffer any interruptions. ITAÚ shall continue operating in Brazil and abroad as it does today.

6.

The referenced operation is in line with ITAÚ policy to devote capital to businesses that add value to its shareholders for the purpose of sustaining the bank, reconfirming its confidence in Brazil’s future.

São Paulo, September 1, 2006.

ALFREDO EGYDIO SETUBAL Investor Relations Officer BANCO ITAÚ HOLDING FINANCEIRA S.A.	HENRI PENCHAS Investor Relations Officer ITAÚSA – INVESTIMENTOS ITAÚ S.A.